Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

I, Enrique Rubio, Ph.D., mining engineer at the University of Chile and Master and Doctor in engineering of mines at the University of British Columbia, do hereby certify that:

1.	I am a Mining Civil Engineer and a principal consultant of REDCO Mining Consultants, located at Avenida La Dehesa n ° 181, Office 208, Lo Barnechea, Región Metropolitana, Chile.

2.	This certificate applies to the technical report entitled “NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Chihuahua State, Mexico” dated July 31, 2018, with an effective date of August 31, 2017 (the “Technical Report”).

3.	I graduated with a degree in BS-Mining Engineering from the Universidad de Chile in 1998. I obtained a master's degree in Mining Engineering from the University of British Columbia in 2002 and, in addition, a Ph.D. in Mining Engineering from the University of British Columbia in 2006. I am a competent person of MAusIMM and competent person of the mining committee in resources and reserves of Chile. I have worked as a consultant in mine planning and calculation of mineral reserves for a total of 20 years since my graduation from the University of British Columbia. My relevant experience includes work in planning and mining design, reserves reports, and optimization of mining methods for precious metals, base metals, iron ore and deposits of rare-earth elements all over the world.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Cusi Mine property on October 4, 2017, for 3 days

6.	I am responsible for the preparation of section 15, 16, 21 and 22 of the Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is participating in a series of operational reviews and breccias analysis carried out for the issuer prior to the technical work that supports the Technical Report.

9.	I have read NI 43-101 and Form 43-101 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

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10.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the part of the Technical Report for which I am responsible for contain all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of August, 2018.

“Enrique Rubio”

Enrique Rubio, Ph.D.

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